Exhibit 99.18

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox Gold” or the “Company”)
Suite 1501 - 700 West Pender Street
Vancouver BC V6C 1G8
Canada
Item 2:	Date of Material Change

August 20, 2019

Item 3:	News Release

A news release announcing the material change was issued on August 20, 2019 through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 20, 2019, the Company announced that it has completed its previously announced consolidation of the common shares of the Company at a ratio of five pre-consolidation common shares for one post-consolidation common share.

Item 5.1:	Full Description of Material Change

On August 20, 2019, the Company announced that it has completed its previously announced consolidation of the common shares of the Company at a ratio of five pre-consolidation common shares for one post-consolidation common share (the “Consolidation”). Common shares of the Company will begin trading on a consolidated basis under the existing trading symbol at market open. As a result of the Consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities will be proportionally adjusted on the same basis.

Equinox Gold completed the Consolidation in order to pursue a dual listing on a U.S. stock exchange. The Consolidation reduced the number of Equinox Gold’s outstanding common shares from 566,278,712 common shares to approximately 113,255,742 common shares. No fractional common shares will be issued in connection with the Consolidation.
Item 5.2:	Disclosure for Restructuring Transactions
Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information was omitted.

Item 8:	Executive Officer

Susan Toews
General Counsel
Tel: (604) 558-0560

Item 9:	Date of Report

August 23, 2019.

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